                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(MARK ONE)

                   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                      OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                       OR

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                FOR THE TRANSITION PERIOD FROM _______TO ______

                        COMMISSION FILE NUMBER 333-58275


            A. FULL TITLE OF THE PLANS AND THE ADDRESS OF THE PLANS,
                   IF DIFFERENT FROM THAT OF THE ISSUER BELOW:

           THE PIONEER COMPANIES SAVINGS PLAN FOR SALARIED EMPLOYEES,
        THE PIONEER COMPANIES SAVINGS PLAN FOR HENDERSON BARGAINING UNIT EMPLOYEES, THE PIONEER COMPANIES SAVINGS PLAN FOR TACOMA BARGAINING UNIT
             EMPLOYEES AND THE KEMWATER NORTH AMERICA SAVINGS PLAN

       B. NAME OF THE ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLANS AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:


                             PIONEER COMPANIES, INC.

                        700 LOUISIANA STREET, SUITE 4300
                              HOUSTON, TEXAS 77002

                             PIONEER COMPANIES, INC.

                                TABLE OF CONTENTS

                                                                                                        Page
                                                                                                        ----
PIONEER COMPANIES SAVINGS PLAN FOR SALARIED EMPLOYEES

INDEPENDENT AUDITORS' REPORT                                                                              2

FINANCIAL STATEMENTS:

         Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999                 3

         Statements of Changes in Net Assets Available for Benefits for the Years Ended
            December 31, 2000 and 1999                                                                    4

         Notes to Financial Statements                                                                    5

SUPPLEMENTAL SCHEDULE:

         Schedule of Assets (Held at End of Year) as of December 31, 2000                                 10


PIONEER COMPANIES SAVINGS PLAN FOR HENDERSON BARGAINING UNIT EMPLOYEES

INDEPENDENT AUDITORS' REPORT                                                                              12

FINANCIAL STATEMENTS:

         Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999                 13

         Statements of Changes in Net Assets Available for Benefits for the Years Ended
            December 31, 2000 and 1999                                                                    14

         Notes to Financial Statements                                                                    15

SUPPLEMENTAL SCHEDULE:

         Schedule of Assets (Held at End of Year) as of December 31, 2000                                 20


PIONEER COMPANIES SAVINGS PLAN FOR TACOMA BARGAINING UNIT EMPLOYEES

INDEPENDENT AUDITORS' REPORT                                                                              22

FINANCIAL STATEMENTS:

         Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999                 23

         Statements of Changes in Net Assets Available for Benefits for the Years Ended
            December 31, 2000 and 1999                                                                    24

         Notes to Financial Statements                                                                    25

SUPPLEMENTAL SCHEDULE:

         Schedule of Assets (Held at End of Year) as of December 31, 2000                                 30

KEMWATER NORTH AMERICA SAVINGS PLAN

INDEPENDENT AUDITORS' REPORT                                                                              32

FINANCIAL STATEMENTS:

         Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999                 33

         Statements of Changes in Net Assets Available for Benefits for the Years Ended
            December 31, 2000 and 1999                                                                    34

         Notes to Financial Statements                                                                    35

SUPPLEMENTAL SCHEDULE:

         Schedule of Assets (Held at End of Year) as of December 31, 2000                                 40


LIST OF EXHIBITS                                                                                          41

PIONEER COMPANIES SAVINGS PLAN
FOR SALARIED EMPLOYEES

TABLE OF CONTENTS

                                                                                                           PAGE
INDEPENDENT AUDITORS' REPORT                                                                                 2

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999                          3

   Statements of Changes in Net Assets Available for Benefits for the Years Ended
     December 31, 2000 and 1999                                                                              4

   Notes to Financial Statements                                                                             5

SUPPLEMENTAL SCHEDULE -

   Schedule of Assets (Held at End of Year) as of December 31, 2000                                         10

Schedules, other than the one listed above, have been omitted because of the absence of the conditions under which they are required

INDEPENDENT AUDITORS' REPORT

The Plan Administrator of the
    Pioneer Companies Savings Plan
    for Salaried Employees:

We have audited the accompanying statements of net assets available for benefits of the Pioneer Companies Savings Plan for Salaried Employees (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that the Plan will continue as a going concern. As described in Note 1 to the financial statements, certain conditions raise substantial doubt about Pioneer Companies, Inc.'s ability and the Plan's ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1.


DELOITTE & TOUCHE LLP


July 13, 2001
Houston, Texas

PIONEER COMPANIES SAVINGS PLAN
FOR SALARIED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2000 AND 1999


                                                     2000            1999
ASSETS:
   Investments                                    $20,355,978     $22,963,686
   Contributions receivable                           300,106         352,586
                                                  -----------     -----------

NET ASSETS AVAILABLE FOR BENEFITS                 $20,656,084     $23,316,272
                                                  ===========     ===========


See notes to financial statements.

PIONEER COMPANIES SAVINGS PLAN
FOR SALARIED EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                                                    2000            1999
ADDITIONS TO (DECREASE FROM) NET ASSETS ATTRIBUTED TO:
   Investment income:
      Net appreciation/(depreciation) in fair value of investments              $ (3,241,014)   $  2,765,558
      Interest                                                                       420,378         379,845
   Contributions:
      Employee                                                                     1,722,655       1,721,361
      Employer                                                                       616,409       1,011,566
      Other                                                                            5,466              --
                                                                                ------------    ------------

                Net change                                                          (476,106)      5,878,330

TRANSFERS FROM OTHER PLANS                                                                --       1,314,641

BENEFITS PAID TO PARTICIPANTS                                                     (2,184,082)     (1,185,558)
                                                                                ------------    ------------

NET INCREASE/(DECREASE) IN NET ASSETS AVAILABLE FOR
   BENEFITS                                                                       (2,660,188)      6,007,413

NET ASSETS AVAILABLE FOR BENEFITS AT:
   Beginning of year                                                              23,316,272      17,308,859
                                                                                ------------    ------------

   End of year                                                                  $ 20,656,084    $ 23,316,272
                                                                                ============    ============



See notes to financial statements.

PIONEER COMPANIES SAVINGS PLAN
FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999


1.       DESCRIPTION OF THE PLAN

         The following description of the Pioneer Companies Savings Plan for Salaried Employees (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

         GENERAL - The Plan is a defined contribution plan covering all U.S. based Pioneer Americas, Inc. employees who are not leased employees or members of, or covered by, a collective bargaining unit which has a bargaining agreement with Pioneer Companies, Inc. (the "Company"). Connecticut General Life Insurance Company ("CIGNA") is the trustee of the Plan's assets. Effective October 12, 1999, the Company merged the All Pure Savings Plan (the "All Pure Plan") into the Plan. In connection with the merger, $1,314,641 of investments was transferred from the All Pure Plan into the Plan.

         CONTRIBUTIONS - Participants may contribute up to 15% of their annual compensation. The total annual contribution may not exceed the maximum amount established by the Internal Revenue Code (the "Code"). The Company makes an employer matching contribution of 50% of a participant's contribution up to 6%, for a maximum match of 3% of the participant's annual compensation.

         Additionally, the Plan provides a Supplemental Retirement Account ("SRA") to employees hired before October 1, 1998. Employees are eligible for a contribution approved annually by the Board of Directors of the Company when they reach age 50 and have one year of service. The SRA contribution will be 25% of the COBRA rate effective for the year in which the contribution to the SRA is made. Employees hired on or after October 1, 1998, are not eligible for SRA contributions. SRA contributions totaled approximately $124,000 and $174,000 for 2000 and 1999, respectively.

         PARTICIPANT ACCOUNTS AND VESTING - Each participant's account is credited with their contributions and withdrawals and allocations of company contributions and investment earnings. Participants are always fully vested in their contributions and cumulative earnings thereon. Participants hired before July 1, 1998, vest immediately in company matching contributions, whereas participants hired after June 30, 1998, vest in company matching contributions after three years of credited service. Participants vest immediately in contributions to the SRA.

         BENEFITS - A participant may make a partial withdrawal of after-tax contributions (but not earnings thereon) made by the participant prior to 1987 as of any quarter end. If a participant has withdrawn all of their pre-1987 contributions, the participant may withdraw any remaining amount of their after-tax contribution account, including earnings.

         If a participant has made the maximum partial withdrawals allowed, the participant may also withdraw the full amount of the Company matching account provided the participant has made contributions to the Plan for any 60 months prior to the date of the total withdrawal.

         PARTICIPANT LOANS - Loans may be granted in a uniform manner to participants from the balance in their accounts. Loans shall be limited to the lesser of $50,000 or one-half of the value of the vested portion of the participant's account and bear interest at prevailing market rates. As of December 31, 2000, interest rates on outstanding loans ranged from 6% to 9.5%. Loans are to be repaid through monthly payroll deductions over a period not to exceed five years unless used to purchase a principal residence.

         INVESTMENTS - Each participant may direct that contributions to their account be invested in the following options offered by CIGNA:

                  Large Company Stock Index Fund - invests in securities that reflect the composition of the Standard and Poor's 500 Stock Index.

                  Fidelity Advisor Growth Opportunities Account - invests mainly in securities of companies believed to have long-term growth potential.

                  Janus Worldwide Account - invests primarily in common stocks of foreign and domestic issuers.

                  Pioneer Companies, Inc. Common Stock - invests exclusively in the common stock of Pioneer Companies, Inc. (see Note 5).

                  Guaranteed Income Fund - invests in six-month, fixed-interest rate securities.

                  American Century - Twentieth Century Ultra Account - invests in the equity securities of large companies that offer the potential for better-than-average prospects for capital appreciation.

                  CIGNA Lifetime Funds - invest in a combination of high-yield bonds, high-grade bonds, and equity securities of small companies, large companies, growth companies, and international companies.

                  Neuberger & Berman Guardian Account - invests in equity securities that have good potential capital appreciation (through September 1, 2000).

                  PBHG Growth Account - invests mainly in common stocks and convertible securities of small- and medium-sized growth companies.

                  Invesco Total Return Account - invests in a combination of equity and fixed-income securities (through September 1, 2000).

                  Founders Balanced Account - invests primarily in equity securities, corporate obligations and preferred stock (through September 1, 2000).

                  Founders Growth Account - invests mainly in the common stock of companies with strong performance records and solid market positions.

                  Warburg Pincus Advisor Growth & Income Account - invests mainly in dividend-paying equity securities (through September 1, 2000).

                  Warburg Pincus Advisor Emerging Growth Account - invests in securities of high-growth companies.

                  Invesco Dynamics Account - invests primarily in common stock of companies traded on U.S. securities exchanges, as well as over-the-counter.

                  Charter Large Company Stock - Value I Fund - invests mainly in highly liquid equity securities, with an emphasis on New York Stock Exchange issues (beginning September 1, 2000).

                  Janus Adviser Balanced Account - invests primarily in domestic stocks and U.S. government bonds (beginning September 1, 2000).

                  Charter Small Company Stock - Value I Fund - invests primarily in the common stock of small companies with market capitalizations of less than $1 billion (beginning September 1, 2000).

                  AIM Constellation Account - invests primarily in securities of growth companies and companies that have a history of strong performance.

                  Templeton Growth Account - invests in common stock (through September 1, 2000).

                  Warburg Pincus Advisor International Equity Account - invests in securities of corporations located in a number of foreign countries.

                  Templeton Foreign Account - invests primarily in common stock (through September 1, 2000).

         Participants may change their investment elections and/or transfer funds at any time.

         DISTRIBUTION OF ACCOUNTS - Distribution of a participant's account balance may occur due to termination of employment, retirement, disability or death. Upon termination of service, distributions shall be made in a lump-sum amount unless a participant makes the proper election to receive another form of payment as provided by the plan document. If the participant is married on the benefit date and elects not to receive a lump-sum payment, distributions shall be in the form of a joint and survivor annuity. If the participant is not married on the benefit date, distributions shall be in the form of a single life annuity. As of December 31, 2000 and 1999, there were no material amounts payable to participants who have terminated or withdrawn from the Plan.

         FORFEITURES - Forfeited nonvested accounts are used to reduce future employer contributions. Such forfeited amounts were not significant during the years ended December 31, 2000 and 1999.

         PLAN TERMINATION - Although the Company has not expressed any intention to do so, it may terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, each participant shall be fully vested in his or her account balance. Distribution of participant account balances will be made in accordance with the modes of distribution provided for under the Plan.

         BASIS OF PRESENTATION - The accompanying Plan financial statements have been prepared on the going concern basis of accounting, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has experienced net losses each of the four years in the period ended December 31, 2000. In December 2000 the Company delayed making payments on various debt obligations due to insufficient liquidity. As a result, at December 31, 2000, the Company was not in compliance with the terms of certain of its debt agreements and the maturity of the debt could be accelerated.

         The Company and its financial and legal advisors are developing a comprehensive financial restructuring program for which it will solicit the consent of its lenders at the earliest practical time. If a consensual agreement between the various lenders cannot be reached, the proposed restructuring may occur under the supervision of a United States Bankruptcy Court. The Company's ability to meet its ongoing liquidity requirements is dependent upon the successful completion of the financial restructuring.

         These uncertainties raise substantial doubt about the Company's ability to continue as a going concern without a financial restructuring, thus raising substantial doubt about the Plan's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that may result from the resolution of these uncertainties. However, management of the Plan believes such uncertainties should not result in any doubt as to the availability of Plan assets for the benefit of participants.

2.       SUMMARY OF ACCOUNTING POLICIES

         BASIS OF ACCOUNTING - The accompanying financial statements are presented on the accrual basis of accounting.

         INVESTMENTS - The Guaranteed Income Fund, which is fully benefit responsive, is valued at contract value. Contract value represents the contributed amounts plus accumulated interest less funds used to pay benefits and approximates fair market value. Other investments are reported in the financial statements at fair values based on quoted market prices as determined by CIGNA. Loans are valued at cost, which approximates fair value.

         PLAN EXPENSES - Administrative expenses, to the extent not paid by the Company, are paid from plan assets.

         TAX STATUS - The Plan obtained its latest determination letter dated March 1, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Company believes that the Plan is currently designed and being operated in compliance with the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

         USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

3.       INVESTMENTS

         The following is a summary of investments that represent 5% or more of the Plan's net assets as of December 31, 2000 and 1999:

                                                              2000           1999
Guaranteed Income Fund                                    $ 6,281,852   $ 6,147,545
Fidelity Advisor Growth Opportunities Account               2,289,511     4,759,260
Janus Worldwide Account                                     1,921,721     2,663,795
Invesco Dynamics Account                                    1,720,497     1,165,115
PBHG Growth Account                                         1,671,959       795,024
Janus Adviser Balanced Account                              1,049,241            --
Large Company Stock Index Fund                                982,251     1,294,556



         During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

                                                       2000              1999
Mutual funds                                      $ (2,782,400)   $  2,638,931
Pioneer Companies, Inc. Common Stock                  (458,614)        126,627
                                                  ------------    ------------

                                                  $ (3,241,014)   $  2,765,558
                                                  ============    ============


4.       GUARANTEED INTEREST ACCOUNTS

         The stated interest rate for the Guaranteed Income Fund held by CIGNA was 5.95% and 5.9% as of December 31, 2000 and 1999, respectively. The average yield for the Guaranteed Income Fund held by CIGNA was 6.5% and 5.59% for the years ended December 31, 2000 and 1999, respectively.

5.       SUBSEQUENT EVENT

         Effective January 1, 2001, the Company's common stock was discontinued as an investment option of the Plan due to its poor market performance and increased risk. Participants who currently hold Pioneer stock through the Plan have the option of either transferring the invested funds into another investment option or maintaining their current investment by signing an acknowledgement of risk. No additional contributions will be allowed in the Company's common stock.

                                     ******

PIONEER COMPANIES SAVINGS PLAN
FOR SALARIED EMPLOYEES


SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2000
                                                                         (c)
                        (b)                                  DESCRIPTION OF INVESTMENT,                        (e)
                IDENTITY OF ISSUE,                            INCLUDING MATURITY DATE,                       CURRENT
   (a)    BORROWER, LESSOR, OR SIMILAR PARTY            RATE OF INTEREST, PAR OR MARKET VALUE                 VALUE
    *     Connecticut General Life Insurance Co.  Guaranteed Income Fund                                    $ 6,281,852

    *     Connecticut General Life Insurance Co.  Lifetime 60 Fund                                               35,192

    *     Connecticut General Life Insurance Co.  Lifetime 50 Fund                                              143,568

    *     Connecticut General Life Insurance Co.  Lifetime 40 Fund                                               87,987

    *     Connecticut General Life Insurance Co.  Lifetime 30 Fund                                              129,193

    *     Connecticut General Life Insurance Co.  Lifetime 20 Fund                                              463,605

    *     Connecticut General Life Insurance Co.  Large Company Stock Index Fund                                982,251

    *     Connecticut General Life Insurance Co.  Fidelity Advisor Growth Opportunities Account               2,289,511

    *     Connecticut General Life Insurance Co.  Founders Growth Account                                       496,652

    *     Connecticut General Life Insurance Co.  Warburg Pincus Advisor Emerging Growth Account                332,407

    *     Connecticut General Life Insurance Co.  PBHG Growth Account                                         1,671,959

    *     Connecticut General Life Insurance Co.  American Century - 20th Century Ultra Account                 800,571

    *     Connecticut General Life Insurance Co.  Invesco Dynamics Account                                    1,720,497

    *     Connecticut General Life Insurance Co.  AIM Constellation Account                                     438,088

    *     Connecticut General Life Insurance Co.  Janus Worldwide Account                                     1,921,721

    *     Connecticut General Life Insurance Co.  Warburg Pincus Advisor International Equity Account           132,014

    *     Connecticut General Life Insurance Co.  Janus Adviser Balanced Account                              1,049,241

    *     Connecticut General Life Insurance Co.  Charter Large Company Stock - Value I Fund                    307,450

    *     Connecticut General Life Insurance Co.  Charter Small Company Stock - Value I Fund                    187,450

    *     Pioneer Companies, Inc.                 Pioneer Companies, Inc. Common Stock                           58,701

    *     Loans to participants                   Maturities up to five years with interest
                                                  rates from 6% to 9.5%                                         826,068
                                                                                                           ------------
                                                                                                           $ 20,355,978
                                                                                                           ============

* Party-in-interest

PIONEER COMPANIES SAVINGS PLAN FOR
HENDERSON BARGAINING UNIT EMPLOYEES

TABLE OF CONTENTS

                                                                                                                PAGE

INDEPENDENT AUDITORS' REPORT                                                                                      12

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999                               13

   Statements of Changes in Net Assets Available for Benefits for the Years Ended
     December 31, 2000 and 1999                                                                                   14

   Notes to Financial Statements                                                                                  15

SUPPLEMENTAL SCHEDULE -

   Schedule of Assets (Held at End of Year) as of December 31, 2000                                               20

Schedules, other than the one listed above, have been omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

The Plan Administrator of the
    Pioneer Companies Savings Plan for
    Henderson Bargaining Unit Employees:

We have audited the accompanying statements of net assets available for benefits of the Pioneer Companies Savings Plan for Henderson Bargaining Unit Employees (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that the Plan will continue as a going concern. As described in Note 1 to the financial statements, certain conditions raise substantial doubt about Pioneer Companies, Inc.'s ability and the Plan's ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1.


DELOITTE & TOUCHE LLP

July 13, 2001
Houston, Texas

PIONEER COMPANIES SAVINGS PLAN FOR
HENDERSON BARGAINING UNIT EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2000 AND 1999

                                                    2000            1999
ASSETS:
   Investments                                  $  3,115,976   $  2,946,783
   Contributions receivable                          111,078        129,037
                                                ------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS               $  3,227,054   $  3,075,820
                                                ============   ============


See notes to financial statements.

PIONEER COMPANIES SAVINGS PLAN FOR
HENDERSON BARGAINING UNIT EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                                                    2000             1999
ADDITIONS TO (DECREASES FROM) NET ASSETS ATTRIBUTED TO:
   Investment income:
      Net appreciation/(depreciation) in fair value of investments             $   (352,911)   $    113,018
      Interest                                                                      127,845         103,290
   Contributions:
      Employer                                                                      169,017         363,442
      Employee                                                                      373,604         316,970
                                                                               ------------    ------------

                Net change                                                          317,555         896,720

BENEFITS PAID TO PARTICIPANTS                                                      (166,321)       (229,759)
                                                                               ------------    ------------

NET INCREASE IN NET ASSETS AVAILABLE
   FOR BENEFITS                                                                     151,234         666,961

NET ASSETS AVAILABLE FOR BENEFITS AT:
   Beginning of year                                                              3,075,820       2,408,859
                                                                               ------------    ------------

   End of year                                                                 $  3,227,054    $  3,075,820
                                                                               ============    ============


See notes to financial statements.

PIONEER COMPANIES SAVINGS PLAN FOR
HENDERSON BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

1.       DESCRIPTION OF THE PLAN

         The following description of the Pioneer Companies Savings Plan for Henderson Bargaining Unit Employees (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

         GENERAL - The Plan is a defined contribution plan covering all employees of Pioneer Companies, Inc. (the "Company") who are employed at the company's Henderson facility and are covered by a collective bargaining unit which has a bargaining agreement with the Company. Connecticut General Life Insurance Company ("CIGNA") is the trustee of the Plan's assets.

         CONTRIBUTIONS - Participants may contribute up to 15% of their annual compensation. The total annual contribution may not exceed the maximum amount established by the Internal Revenue Code (the "Code"). The Company makes an employer matching contribution of 50% of a participant's contribution up to 6%, for a maximum match of 3% of the participant's annual compensation.

         Additionally, the Plan provides a Supplemental Retirement Account ("SRA") to employees hired before October 1, 1998. Employees are eligible for a contribution approved annually by the Board of Directors of the Company when they reach age 50 and have one year of service. The SRA contribution will be 25% of the COBRA rate effective for the year in which the contribution to the SRA is made. Employees hired on or after October 1, 1998, are not eligible for SRA contributions. SRA contributions totaled approximately $61,000 and $84,000 for 2000 and 1999, respectively.

         PARTICIPANT ACCOUNTS AND VESTING - Each participant's account is credited with their contributions and withdrawals and allocations of company contributions and investment earnings. Participants are always fully vested in their contributions and cumulative earnings thereon. Participants hired before July 1, 1998, vest immediately in company matching contributions, whereas participants hired after June 30, 1998, vest in company matching contributions after three years of credited service. Participants vest immediately in contributions to the SRA.

         BENEFITS - A participant may make a partial withdrawal of after-tax contributions (but not earnings thereon) made by the participant prior to 1987 as of any quarter-end. If the participant has withdrawn all of their pre-1987 contributions, the participant may withdraw any remaining amount of their after-tax contribution account, including earnings.

         If a participant has made the maximum partial withdrawals allowed, the participant may also withdraw the full amount of the Company matching account provided the participant has made contributions to the Plan for any 60 months prior to the date of the total withdrawal.

         PARTICIPANT LOANS - Loans may be granted in a uniform manner to participants from the balance in their accounts. Loans shall be limited to the lesser of $50,000 or one-half of the value of the vested portion of the participant's account and bear interest at prevailing market rates. As of December 31, 2000, interest rates on outstanding loans ranged from 7.75% to 9.5%. Loans are to be repaid through monthly payroll deductions over a period not to exceed five years unless used to purchase a principal residence.

         INVESTMENTS - Each participant may direct that contributions to their account be invested in the following investment options offered by
         CIGNA:

                  Invesco Total Return Account - invests in a combination of equity and fixed-income securities (through September 1, 2000).

                  Fidelity Advisor Growth Opportunities Account - invests mainly in securities of companies believed to have long-term growth potential.

                  Founders Balanced Account - invests primarily in equity securities, corporate obligations and preferred stock (through September 1, 2000).

                  Invesco Dynamics Account - invests primarily in common stock of companies traded on U.S. securities exchanges, as well as over-the-counter.

                  Pioneer Companies, Inc. Common Stock - invests exclusively in the common stock of Pioneer Companies, Inc. (See Note 5.)

                  Guaranteed Income Fund - invests in six-month, fixed-interest rate securities.

                  Large Company Stock Index Fund - invests in securities that reflect the composition of the Standard and Poor's 500 Stock Index.

                  Janus Worldwide Account - invests primarily in common stocks of foreign and domestic issuers.

                  American Century - Twentieth Century Ultra Account - invests in the equity securities of large companies that offer the potential for better-than-average prospects for capital appreciation.

                  CIGNA Lifetime Funds - invest in a combination of high yield bonds, high-grade bonds, and equity securities of small companies, large companies, growth companies, and international companies.

                  Neuberger & Berman Guardian Account - invests in equity securities that have good potential capital appreciation (through September 1, 2000).

                  PBHG Growth Account - invests mainly in common stocks and convertible securities of small- and medium-sized growth companies.

                  Founders Growth Account - invests mainly in the common stock of companies with strong performance records and solid market positions.

                  Warburg Pincus Advisor Growth & Income Account - invests mainly in dividend-paying equity securities (through September 1, 2000).

                  Warburg Pincus Advisor Emerging Growth Account - invests in securities of high-growth companies.

                  AIM Constellation Account - invests primarily in securities of growth companies and companies that have a history of strong performance.

                  Templeton Growth Account - invests in common stock (through September 1, 2000).

                  Warburg Pincus Advisor International Equity Account - invests in securities of corporations located in a number of foreign countries.

                  Janus Adviser Balanced Account - invests primarily in domestic stocks and U.S. government bonds (beginning September 1, 2000).

                  Charter Small Company Stock - Value I Fund - invests primarily in the common stock of small companies with market capitalizations of less than $1 billion (beginning September 1, 2000).

                  Charter Large Company Stock - Value I Fund - invests mainly in highly liquid securities with an emphasis on New York Stock Exchange issues (beginning September 1, 2000).

                  Templeton Foreign Account - invests primarily in common stock (through September 1, 2000).

         Participants may change their investment elections and/or transfer funds at any time.

         DISTRIBUTION OF ACCOUNTS - Distribution of a participant's account balance may occur due to termination of employment, retirement, disability or death. Upon termination of service, distributions shall be made in a lump-sum amount unless a participant makes the proper election to receive another form of payment as provided by the plan document. If the participant is married on the benefit date and elects not to receive a lump-sum payment, distributions shall be in the form of a joint and survivor annuity. If the participant is not married on the benefit date, distributions shall be in the form of a single life annuity. As of December 31, 2000 and 1999, there were no amounts payable to participants who have terminated or withdrawn from the Plan.

         FORFEITURES - Forfeited nonvested accounts are used to reduce future employer contributions. Such forfeited amounts were not significant during the years ended December 31, 2000 and 1999.

         PLAN TERMINATION - Although the Company has not expressed any intention to do so, it may terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, each participant shall be fully vested in his or her account balance. Distribution of participant account balances will be made in accordance with the modes of distribution provided for under the Plan.

         BASIS OF PRESENTATION - The accompanying Plan financial statements have been prepared on the going concern basis of accounting, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has experienced net losses each of the four years in the period ended December 31, 2000. In December 2000 the Company delayed making payments on various debt obligations due to insufficient liquidity. As a result, at December 31, 2000, the Company was not in compliance with the terms of certain of its debt agreements and the maturity of the debt could be accelerated.

         The Company and its financial and legal advisors are developing a comprehensive financial restructuring program for which it will solicit the consent of its lenders at the earliest practical time. If a consensual agreement between the various lenders cannot be reached, the proposed restructuring may occur under the supervision of a United States Bankruptcy Court. The Company's ability to meet its ongoing liquidity requirements is dependent upon the successful completion of the financial restructuring.

         These uncertainties raise substantial doubt about the Company's ability to continue as a going concern without a financial restructuring, thus raising substantial doubt about the Plan's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that may result from the resolution of these uncertainties. However, management of the Plan believes such uncertainties should not result in any doubt as to the availability of Plan assets for the benefit of participants.

2.       SUMMARY OF ACCOUNTING POLICIES

         BASIS OF ACCOUNTING - The accompanying financial statements are presented on the accrual basis of accounting.

         INVESTMENTS - The Guaranteed Income Fund, which is fully benefit responsive, is valued at contract value. Contract value represents the contributed amounts plus accumulated interest less funds used to pay benefits and approximates fair market value. Other investments are reported in the financial statements at fair values based on quoted market prices as determined by CIGNA. Loans are valued at cost, which approximates fair value.

         PLAN EXPENSES - Administrative expenses, to the extent not paid by the Company, are paid from plan assets.

         TAX STATUS - The Plan obtained its latest determination letter dated March 1, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Company believes that the Plan is currently designed and being operated in compliance with the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

         USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

3.       INVESTMENTS

         The following is a summary of investments that represent 5% or more of the Plan's net assets as of December 31, 2000 and 1999:

                                                                    2000           1999
Guaranteed Income Fund                                         $  1,895,688   $  1,586,112
Participant loans                                                   376,191        336,855
Fidelity Advisor Growth Opportunities Account                       252,784        424,377
Invesco Dynamics Account                                            161,397        119,165
Invesco Total Return Account                                             --        185,271

         During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

                                                       2000          1999
Mutual funds                                       $ (219,423)   $   84,291
Pioneer Companies, Inc. Common Stock                 (133,488)       28,727
                                                   ----------    ----------
                                                   $ (352,911)   $  113,018
                                                   ==========    ==========


4.       GUARANTEED INTEREST ACCOUNTS

         The stated interest rate for the Guaranteed Income Fund held by CIGNA was 5.95% and 5.9% as of December 31, 2000 and 1999, respectively. The average yield for the Guaranteed Income Fund held by CIGNA was 6.5% and 5.59% for the years ended December 31, 2000 and 1999, respectively.

5.       SUBSEQUENT EVENT

         Effective January 1, 2001, the Company's common stock was discontinued as an investment option of the Plan due to its poor market performance and increased risk. Participants who currently hold Pioneer stock through the Plan have the option of either transferring the invested funds into another investment option or maintaining their current investment by signing an acknowledgement of risk. No additional contributions will be allowed in the Company's common stock.

                                     ******

PIONEER COMPANIES SAVINGS PLAN FOR
HENDERSON BARGAINING UNIT EMPLOYEES

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2000

                                                                            (c)
                          (b)                                   DESCRIPTION OF INVESTMENT,
                  IDENTITY OF ISSUE,                             INCLUDING MATURITY DATE,                      (e)
                   BORROWER, LESSOR,                              RATE OF INTERESTS, PAR                     CURRENT
 (a)               OR SIMILAR PARTY                                   OR MARKET VALUE                         VALUE
  *   Connecticut General Life Insurance Co.      Guaranteed Income Fund                                     $ 1,895,688

  *   Connecticut General Life Insurance Co.      Lifetime 60 Fund                                                 1,379

  *   Connecticut General Life Insurance Co.      Lifetime 50 Fund                                                 7,076

  *   Connecticut General Life Insurance Co.      Lifetime 40 Fund                                                 7,099

  *   Connecticut General Life Insurance Co.      Lifetime 30 Fund                                                   542

  *   Connecticut General Life Insurance Co.      Lifetime 20 Fund                                                 4,947

  *   Connecticut General Life Insurance Co.      Large Company Stock Index Fund                                  19,652

  *   Connecticut General Life Insurance Co.      Fidelity Advisor Growth Opportunities Account                  252,784

  *   Connecticut General Life Insurance Co.      Founders Growth Account                                          7,171

  *   Connecticut General Life Insurance Co.      PBHG Growth Account                                             95,319

  *   Connecticut General Life Insurance Co.      American Century - 20th Century Ultra Account                   39,327

  *   Connecticut General Life Insurance Co.      Invesco Dynamics Account                                       161,397

  *   Connecticut General Life Insurance Co.      Janus Worldwide Account                                         59,031

  *   Connecticut General Life Insurance Co.      Janus Adviser Balanced Account                                 133,873

  *   Connecticut General Life Insurance Co.      Charter Small Company Stock                                     20,315

  *   Connecticut General Life Insurance Co.      AIM Constellation Account                                       12,248

  *   Connecticut General Life Insurance Co.      Warburg Pincus Advisor Emerging Growth Account                   3,269

  *   Pioneer Companies, Inc.                     Pioneer Companies, Inc. Common Stock                            18,668

  *   Loans to participants                       Maturities up to five years with interest rates
                                                     from 7.75% to 9.5%                                          376,191
                                                                                                             -----------

                                                                                                             $ 3,115,976
                                                                                                             ===========


*Party-in-interest

PIONEER COMPANIES SAVINGS PLAN FOR
TACOMA BARGAINING UNIT EMPLOYEES

TABLE OF CONTENTS


                                                                                                                 PAGE
INDEPENDENT AUDITORS' REPORT                                                                                      22

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999                               23

   Statements of Changes in Net Assets Available for Benefits for the Years Ended
     December 31, 2000 and 1999                                                                                   24

   Notes to Financial Statements                                                                                  25

SUPPLEMENTAL SCHEDULE -

   Schedule of Assets (Held at End of Year) as of December 31, 2000                                               30

Schedules, other than the one listed above, have been omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

The Plan Administrator of the
    Pioneer Companies Savings Plan for
    Tacoma Bargaining Unit Employees:

We have audited the accompanying statements of net assets available for benefits for the Pioneer Companies Savings Plan for Tacoma Bargaining Unit Employees (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that the Plan will continue as a going concern. As described in Note 1 to the financial statements, certain conditions raise substantial doubt about Pioneer Companies, Inc.'s ability and the Plan's ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1.


DELOITTE & TOUCHE LLP

July 13, 2001
Houston, Texas

PIONEER COMPANIES SAVINGS PLAN FOR
TACOMA BARGAINING UNIT EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2000 AND 1999

                                                         2000          1999
ASSETS:
   Investments                                       $ 6,163,237   $ 6,609,004
   Contributions receivable                              110,101       105,760
                                                     -----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS                    $ 6,273,338   $ 6,714,764
                                                     ===========   ===========



See notes to financial statements.

PIONEER COMPANIES SAVINGS PLAN FOR
TACOMA BARGAINING UNIT EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                                                 2000            1999
ADDITIONS TO (DECREASES FROM) NET ASSETS ATTRIBUTED TO:
   Investment income:
      Net appreciation/(depreciation) in fair value of investments           $ (1,072,260)   $  1,458,161
      Interest                                                                     51,957          41,447
   Contributions:
      Employer                                                                    186,764         337,533
      Employee                                                                    488,560         443,949
                                                                             ------------    ------------

                Net change                                                       (344,979)      2,281,090

BENEFITS PAID TO PARTICIPANTS                                                     (96,447)       (164,821)
                                                                             ------------    ------------

NET INCREASE/(DECREASE) IN NET ASSETS AVAILABLE
   FOR BENEFITS                                                                  (441,426)      2,116,269

NET ASSETS AVAILABLE FOR BENEFITS AT:
   Beginning of period                                                          6,714,764       4,598,495
                                                                             ------------    ------------

   End of period                                                             $  6,273,338    $  6,714,764
                                                                             ============    ============


See notes to financial statements.

PIONEER COMPANIES SAVINGS PLAN FOR
TACOMA BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999



1.       DESCRIPTION OF THE PLAN

         The following description of the Pioneer Companies Savings Plan for Tacoma Bargaining Unit Employees (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

         GENERAL - The Plan is a defined contribution plan covering all employees of Pioneer Companies, Inc. (the "Company") who are employed at the Company's Tacoma facility and are covered by a collective bargaining unit which has a bargaining agreement with the Company. Connecticut General Life Insurance Company ("CIGNA") is the trustee of the Plan's assets.

         CONTRIBUTIONS - Participants may contribute up to 15% of their annual compensation. The total annual contribution may not exceed the maximum amount established by the Internal Revenue Code (the "Code"). The Company makes an employer matching contribution of 50% of a participant's contribution up to 6%, for a maximum match of 3% of the participant's annual compensation.

         Additionally, the Plan provides a Supplemental Retirement Account ("SRA") to employees hired before October 1, 1998. Employees are eligible for a contribution approved annually by the Board of Directors of the Company when they reach age 50 and have one year of service. The SRA contribution will be 25% of the COBRA rate effective for the year in which the contribution to the SRA is made. Employees hired on or after October 1, 1998, are not eligible for SRA contributions. SRA contributions totaled approximately $55,000 and $62,000 for 2000 and 1999, respectively.

         PARTICIPANT ACCOUNTS AND VESTING - Each participant's account is credited with their contributions, withdrawals, allocations of company contributions, and investment earnings. Participants are always fully vested in their contributions and cumulative earnings thereon. Participants hired before July 1, 1998, vest immediately in company matching contributions, whereas participants hired after June 30, 1998, vest in company matching contributions after three years of credited service. Participants vest immediately in contributions to the SRA.

         BENEFITS - The Plan provides for participant withdrawals in the event of a participant attaining the age of 59-1/2 or a serious financial hardship (as defined by the Plan). Participants may elect to receive distributions in the form of a lump sum, life annuity or installment payments.

         PARTICIPANT LOANS - Loans may be granted in a uniform manner to participants from the balance in their accounts. Loans shall be limited to the lesser of $50,000 or one-half of the value of the vested portion of the participant's account and bear interest at prevailing market rates. As of December 31, 2000, interest rates on outstanding loans ranged from 7.25% to 9.5%. Loans are to be repaid through monthly payroll deductions over a period not to exceed five years unless used to purchase a principal residence.

         INVESTMENTS - Each participant may direct that contributions to their account be invested in the following investment options offered by
         CIGNA:

                  CIGNA Lifetime Funds - invest in a combination of high-yield bonds, high-grade bonds, and equity securities of small companies, large companies, growth companies, and international companies.

                  Large Company Stock Index Fund - invests in securities that reflect the composition of the Standard and Poor's 500 Stock Index.

                  American Century - Twentieth Century Ultra Account - invests in the equity securities of large companies that offer the potential for better-than-average prospects for capital appreciation.

                  Janus Worldwide Account - invests primarily in common stocks of foreign and domestic issuers.

                  Fidelity Advisor Growth Opportunities Account - invests mainly in securities of companies believed to have long-term growth potential.

                  Neuberger & Berman Guardian Account - invests in equity securities that have good potential capital appreciation (through September 1, 2000).

                  PBHG Growth Account - invests mainly in common stocks and convertible securities of small- and medium-sized growth companies.

                  Pioneer Companies, Inc. Common Stock - invests exclusively in the common stock of Pioneer Companies, Inc. (See Note 5.)

                  Guaranteed Income Fund - invests in six-month, fixed-interest rate securities.

                  Invesco Total Return Account - invests in a combination of equity and fixed-income securities (through September 1, 2000).

                  Founders Balanced Account - invests primarily in equity securities, corporate obligations and preferred stock (through September 1, 2000).

                  Founders Growth Account - invests mainly in the common stock of companies with strong performance records and solid market positions.

                  Warburg Pincus Advisor Growth & Income Account - invests mainly in dividend-paying equity securities (through September 1, 2000).

                  Warburg Pincus Advisor Emerging Growth Account - invests in securities of high growth companies.

                  Invesco Dynamics Account - invests primarily in common stock of companies traded on U.S. securities exchanges, as well as over-the-counter.

                  AIM Constellation Account - invests primarily in securities of growth companies and companies that have a history of strong performance.

                  Templeton Growth Account - invests in common stock (through September 1, 2000).

                  Warburg Pincus Advisor International Equity Account - invests in securities of corporations located in a number of foreign countries.

                  Janus Adviser Balanced Account - invests primarily in domestic stocks and U.S. government bonds (beginning September 1, 2000).

                  Charter Small Company Stock - Value I Fund - invests primarily in the common stock of small companies with market capitalizations of less than $1 billion (beginning September 1, 2000).

                  Charter Large Company Stock - Value I Fund - invests mainly in highly liquid equity securities, with an emphasis on New York Stock Exchange issues (beginning September 1, 2000).

                  Templeton Foreign Account - invests primarily in common stock (through September 1, 2000).

         Participants may change their investment elections and/or transfer funds at any time.

         DISTRIBUTION OF ACCOUNTS - Distribution of a participant's account balance may occur due to termination of employment, retirement, disability or death. Upon termination of service, distributions shall be made in a lump-sum amount unless a participant makes the proper election to receive another form of payment as provided by the plan document. If the participant is married on the benefit date and elects not to receive a lump-sum payment, distribution shall be in the form of a joint and survivor annuity. If the participant is not married on the benefit date, distribution shall be in the form of a single life annuity. As of December 31, 2000 and 1999, there were no amounts payable to participants who have terminated or withdrawn from the Plan.

         FORFEITURES - Forfeited nonvested accounts are used to reduce future employer contributions. Such forfeited amounts were not significant during the years ended December 31, 2000 and 1999.

         PLAN TERMINATION - Although the Company has not expressed any intention to do so, it may terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, each participant shall be fully vested in his or her account balance. Distribution of participant account balances will be made in accordance with the modes of distribution provided for under the Plan.

         BASIS OF PRESENTATION - The accompanying Plan financial statements have been prepared on the going concern basis of accounting, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has experienced net losses each of the four years in the period ended December 31, 2000. In December 2000 the Company delayed making payments on various debt obligations due to insufficient liquidity. As a result, at December 31, 2000, the Company was not in compliance with the terms of certain of its debt agreements and the maturity of the debt could be accelerated.

         The Company and its financial and legal advisors are developing a comprehensive financial restructuring program for which it will solicit the consent of its lenders at the earliest practical time. If a consensual agreement between the various lenders cannot be reached, the proposed restructuring may occur under the supervision of a United States Bankruptcy Court. The Company's ability to meet its ongoing liquidity requirements is dependent upon the successful completion of the financial restructuring.

         These uncertainties raise substantial doubt about the Company's ability to continue as a going concern without a financial restructuring, thus raising substantial doubt about the Plan's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that may result from the resolution of these uncertainties. However, management of the Plan believes such uncertainties should not result in any doubt as to the availability of Plan assets for the benefit of participants.

2.       SUMMARY OF ACCOUNTING POLICIES

         BASIS OF ACCOUNTING - The accompanying financial statements are presented on the accrual basis of accounting.

         INVESTMENTS - The Guaranteed Income Fund, which is fully benefit responsive, is valued at contract value. Contract value represents the contributed amounts plus accumulated interest less funds used to pay benefits and approximates fair value. Other investments are reported in the financial statements at fair values based on quoted market prices as determined by CIGNA. Loans are valued at cost, which approximates fair value.

         PLAN EXPENSES - Administrative expenses, to the extent not paid by the Company, are paid from Plan assets.

         TAX STATUS - The Plan obtained its latest determination letter dated May 7, 1999, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Code. The Company believes that the Plan is currently designed and being operated in compliance with the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

         USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

3.       INVESTMENTS

         The following is a summary of the investments that represent 5% or more of the Plan's net assets as of December 31, 2000 and 1999:

                                                                2000            1999
Janus Worldwide Account                                     $ 1,665,450     $ 1,735,088
Large Company Stock Index Fund                                1,080,773       1,404,437
PBHG Growth Account                                             579,154         384,882
Guaranteed Income Fund                                          499,081         524,857
Invesco Dynamics Account                                        394,709         142,588
American Century - Twentieth Century Ultra Account              356,454         517,736
Participant Loans                                               315,682         299,722

         During 2000 and 1999, the Plan's investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                       2000              1999
Mutual funds                                       $(1,006,622)     $ 1,440,740
Pioneer Companies, Inc. Common Stock                   (65,638)          17,421
                                                   -----------      -----------

                                                   $(1,072,260)     $ 1,458,161
                                                   ===========      ===========




4.       GUARANTEED INCOME FUND

         The stated interest rate for the Guaranteed Income Fund held by CIGNA was 5.95% and 5.9% as of December 31, 2000 and 1999, respectively. The average yield for the Guaranteed Income Fund held by CIGNA was 6.5% and 5.59% for the years ended December 31, 2000 and 1999, respectively.

5.       SUBSEQUENT EVENTS

         Effective January 1, 2001, the Company's common stock was discontinued as an investment option of the Plan due to its poor market performance and increased risk. Participants who currently hold Pioneer stock through the Plan have the option of either transferring the invested funds into another investment option or maintaining their current investment by signing an acknowledgement of risk. No additional contributions will be allowed in the Company's common stock.

         In March 2001, the Company announced a fifty percent curtailment in the capacity of the Tacoma plant due to an inability to obtain sufficient power at reasonable prices. The Tacoma curtailment will result in the termination of 55 employees. Management of the Plan believes that the curtailment will result in a partial termination of the Plan and all affected participants will become fully vested in accrued benefits at the termination date





                                     ******

PIONEER COMPANIES SAVINGS PLAN FOR
TACOMA BARGAINING UNIT EMPLOYEES

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2000


                                                                              (c)
                               (b)                                 DESCRIPTION OF INVESTMENT,
                       IDENTITY OF ISSUE,                           INCLUDING MATURITY DATE,                   (e)
                        BORROWER, LESSOR,                            RATE OF INTEREST, PAR                   CURRENT
   (A)                  OR SIMILAR PARTY                                OR MARKET VALUE                       VALUE
    *      Connecticut General Life Insurance Co.     Guaranteed Income Fund                                  $ 499,081

    *      Connecticut General Life Insurance Co.     Lifetime 60 Fund                                           13,752

    *      Connecticut General Life Insurance Co.     Lifetime 50 Fund                                          118,021

    *      Connecticut General Life Insurance Co.     Lifetime 40 Fund                                          277,672

    *      Connecticut General Life Insurance Co.     Lifetime 30 Fund                                           25,992

    *      Connecticut General Life Insurance Co.     Lifetime 20 Fund                                           28,577

    *      Connecticut General Life Insurance Co.     Large Company Stock Index Fund                          1,080,773

    *      Connecticut General Life Insurance Co.     Fidelity Advisor Growth Opportunities Account             215,427

    *      Connecticut General Life Insurance Co.     Founders Growth Account                                    88,941

    *      Connecticut General Life Insurance Co.     PBHG Growth Account                                       579,154

    *      Connecticut General Life Insurance Co.     American Century - 20th Century Ultra Account             356,454

    *      Connecticut General Life Insurance Co.     Invesco Dynamics Account                                  394,709

    *      Connecticut General Life Insurance Co.     AIM Constellation Account                                 138,161

    *      Connecticut General Life Insurance Co.     Janus Worldwide Account                                 1,665,450

    *      Connecticut General Life Insurance Co.     Warburg Pincus Advisor International Equity Account        36,438

    *      Connecticut General Life Insurance Co.     Janus Adviser Balanced Account                            161,575

    *      Connecticut General Life Insurance Co.     Charter Large Company Stock - Value I Fund                117,064

    *      Connecticut General Life Insurance Co.     Charter Small Company Stock - Value I Fund                 42,925

    *      Pioneer Companies, Inc.                    Pioneer Companies, Inc. Common Stock                        7,389

    *      Loans to participants                      Maturities up to five years with interest rates
                                                      from 7.25% to 9.5%                                        315,682
                                                                                                             ----------

                                                                                                             $6,163,237
                                                                                                             ==========


* Party-in-interest

KEMWATER NORTH AMERICA SAVINGS PLAN

TABLE OF CONTENTS

                                                                                                                PAGE
INDEPENDENT AUDITORS' REPORT                                                                                      32

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999                               33

   Statements of Changes in Net Assets Available for Benefits for the Years Ended
     December 31, 2000 and 1999                                                                                   34

   Notes to Financial Statements                                                                                  35

SUPPLEMENTAL SCHEDULE -

   Schedule of Assets (Held at End of Year) as of December 31, 2000                                               40

Schedules, other than the one listed above, have been omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

The Plan Administrator of the
    Kemwater North America Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Kemwater North America Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that the Plan will continue as a going concern. As described in Note 1 to the financial statements, certain conditions raise substantial doubt about Pioneer Companies, Inc.'s ability and the Plan's ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1.



DELOITTE & TOUCHE LLP

July 13, 2001
Houston, Texas

KEMWATER NORTH AMERICA SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2000 AND 1999

                                                 2000           1999
ASSETS:
   Investments                               $  837,149     $1,599,955
   Contributions receivable                       2,175         15,284
                                             ----------     ----------

NET ASSETS AVAILABLE FOR BENEFITS            $  839,324     $1,615,239
                                             ==========     ==========


See notes to financial statements.

KEMWATER NORTH AMERICA SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                                                   2000             1999
ADDITIONS TO (DECREASES FROM) NET ASSETS ATTRIBUTED TO:
   Investment income:
      Net appreciation/(depreciation) in fair value of investments            $  (147,090)     $   278,123
      Interest income                                                               5,410            9,256
   Contributions:
      Employee                                                                     76,418          163,788
      Employer                                                                     24,126           43,340
                                                                              -----------      -----------
                Net change                                                        (41,136)         494,507
                                                                              -----------      -----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Benefits paid directly to participants                                        (732,801)        (756,393)
   Administrative expenses                                                         (1,978)          (7,516)
                                                                              -----------      -----------

                Total                                                            (734,779)        (763,909)
                                                                              -----------      -----------

NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS                                (775,915)        (269,402)

NET ASSETS AVAILABLE FOR BENEFITS AT:
   Beginning of year                                                            1,615,239        1,884,641
                                                                              -----------      -----------

   End of year                                                                $   839,324      $ 1,615,239
                                                                              ===========      ===========


See notes to financial statements.

KEMWATER NORTH AMERICA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999


1.       DESCRIPTION OF THE PLAN

         The following description of the Kemwater North America Savings Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

         GENERAL - The Plan is a defined contribution plan covering all employees who have completed six months of service and are 18 years or older, and who are not a leased employee or a member of, or covered by, a collective bargaining unit which has a bargaining agreement with Kemwater North America (the "Company"), an indirect wholly owned subsidiary of Pioneer Companies, Inc. ("Pioneer"). Connecticut General Life Insurance Company ("CIGNA") is the trustee of the Plan's assets.

         CONTRIBUTIONS - Participants may contribute up to 15% of their annual compensation. The total annual contribution may not exceed the maximum amount established by the Internal Revenue Code (the "Code"). The Company contributes 50% of a participant's elected contribution up to 4%, for a maximum match of 2%. In addition, the Company may make discretionary contributions to the Plan for all eligible participants. There were no such discretionary contributions in 2000 and 1999.

         PARTICIPANT ACCOUNTS AND VESTING - Each participant's account is credited with their contributions and withdrawals and allocations of company contributions and investment earnings. Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their account is based on years of continuous service. A participant is 100% vested after three years of credited service. Forfeitures of discretionary employer contributions are allocated to remaining participants. Forfeitures of employer matching contributions are used to reduce future matching contributions. Forfeitures in 2000 and 1999 were insignificant.

         BENEFITS - A participant may elect to withdraw any dollar amount of the vested portion of their account balance before termination of employment, retirement, disability, or death, in times of severe immediate financial hardship, and for participant loans.

         PARTICIPANT LOANS - Loans may be granted in a uniform manner to participants from the balance in their accounts. Loans shall be limited to the lesser of $50,000 or one-half of the value of the vested portion of the participant's account and bear interest at prevailing market rates. As of December 31, 2000, interest rates on outstanding loans ranged from 7.75% to 8.5%. Loans are to be repaid through monthly payroll deductions over a period not to exceed five years, unless used to purchase a principal residence.

         INVESTMENTS - Each participant may direct that contributions to their account be invested in the following options offered by CIGNA:

                  Large Company Stock Index Fund - consists of securities that reflect the composition of the Standard and Poor's 500 Stock Index.

                  Fidelity Advisor Growth Opportunities Account - invests mainly in securities of companies believed to have long-term growth potential.

                  Janus Adviser Balanced Account - invests primarily in domestic stocks and U.S. government bonds (beginning September 1, 2000).

                  Warburg Pincus Advisor Emerging Growth Account - invests in securities of high growth companies.

                  Invesco Total Return Account - invests in a combination of equity and fixed-income securities (through September 1, 2000).

                  Pioneer Companies, Inc. Common Stock - invests and reinvests exclusively in the common stock of Pioneer Companies, Inc. (See Note 6).

                  CIGNA Guaranteed Income Fund - invests in six-month, fixed-interest rate securities.

                  CIGNA Lifetime Funds - invest in a combination of high yield bonds, high-grade bonds, and equity securities of small companies, large companies, growth companies, and international companies.

                  Neuberger & Berman Guardian Account - invests in equity securities that have good potential capital appreciation (through September 1, 2000).

                  Founders Growth Account - invests mainly in the common stock of companies with strong performance records and solid market positions.

                  Warburg Pincus Advisor Growth & Income Account - invests mainly in dividend-paying equity securities (through September 1, 2000).

                  PBHG Growth Account - invests mainly in common stocks and convertible securities of small- and medium-sized growth companies.

                  American Century - Twentieth Century Ultra Account - invests in the equity securities of large companies that offer the potential for better-than-average prospects for capital appreciation.

                  AIM Constellation Account - invests primarily in securities of growth companies and companies that have a history of strong performance.

                  Templeton Growth Account - invests in common stocks (through September 1, 2000).

                  Janus Worldwide Account - invests primarily in common stocks of foreign and domestic issuers.

                  Templeton Foreign Account - invests primarily in common stocks (through September 1, 2000).

                  Founders Balanced Account - invests primarily in equity securities, corporate obligations and preferred stock (through September 1, 2000).

                  Invesco Dynamics Account - invests primarily in common stock of companies traded on U.S. securities exchanges, as well as over-the-counter.

                  Warburg Pincus Advisor International Equity Account - invests in securities of corporations located in a number of foreign countries.

                  Charter Large Company Stock - Value I Fund - invests mainly in highly liquid equity securities, with an emphasis on New York Stock Exchange issues (beginning September 1, 2000).

         Participants may change their investment elections and/or transfer funds at any time.

         DISTRIBUTION OF ACCOUNTS - Distribution of a participant's account balance may occur due to termination of employment, retirement, disability, or death. Upon termination of employment, distributions shall be made in a lump-sum amount unless a participant makes the proper election to receive another form of payment as provided by the plan document.

         PLAN TERMINATION - Due to the termination of a large number of plan participants by the Company during the fourth quarter of 1998 and the first quarter of 1999, in accordance with Section 411 of the Internal Revenue Code, the Company believes that a partial termination of the Plan has occurred. As a result, all affected participants became 100% vested in their accrued employer contributions and interest earned thereon at the time of their termination.

         As the majority of remaining Plan participants were terminated during 2000 due to the disposition of Kemwater, the Company has expressed intent to terminate the Plan in 2001, subject to the provisions of ERISA. All remaining participant balances will be transferred into the Pioneer Companies Savings Plan for Salaried Employees upon Plan termination.

         BASIS OF PRESENTATION - The accompanying Plan financial statements have been prepared on the going concern basis of accounting, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Pioneer has experienced net losses each of the four years in the period ended December 31, 2000. In December 2000 Pioneer delayed making payments on various debt obligations due to insufficient liquidity. As a result, at December 31, 2000, Pioneer was not in compliance with the terms of certain of its debt agreements and the maturity of the debt could be accelerated.

         Pioneer and its financial and legal advisors are developing a comprehensive financial restructuring program for which it will solicit the consent of its lenders at the earliest practical time. If a consensual agreement between the various lenders cannot be reached, the proposed restructuring may occur under the supervision of a United States Bankruptcy Court. Pioneer's ability to meet its ongoing liquidity requirements is dependent upon the successful completion of the financial restructuring.

         These uncertainties raise substantial doubt about Pioneer's and the Company's ability to continue as a going concern without a financial restructuring, thus raising substantial doubt about the Plan's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that may result from the resolution of these uncertainties. However, management of the Plan believes such uncertainties should not result in any doubt as to the availability of Plan assets for the benefit of participants.

2.       SUMMARY OF ACCOUNTING POLICIES

         BASIS OF ACCOUNTING - The accompanying financial statements are presented on the accrual basis of accounting.

         INVESTMENTS - The Guaranteed Income Fund, which is fully benefit responsive, is valued at contract value. Contract value represents the contributed amounts plus accumulated interest less funds used to pay benefits and approximates fair market value. Other investments are reported in the financial statements at fair values based on quoted market prices as determined by CIGNA. Loans are valued at cost, which approximates fair value.

         PLAN EXPENSES - Administrative expenses, to the extent not paid by the Company, are paid from plan assets.

         USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

3.       INVESTMENTS

         The following is a summary of the investments that represent 5% or more of the Plan's net assets as of December 31, 2000 and 1999:


                                                                2000           1999
Warburg Pincus Advisor Emerging Growth Account              $  255,938     $  471,477
Large Company Stock Index Fund                                 198,023        334,610
Fidelity Advisor Growth Opportunities Account                  179,676        320,996
CIGNA Lifetime 40 Fund                                          70,869         67,335
Janus Worldwide Account                                         33,154         94,569
Invesco Total Return Accounts                                       --        103,817



         During 2000 and 1999, the Plan's investments (including investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

                                                       2000            1999
Mutual funds                                       $ (145,252)     $  277,677
Pioneer Companies, Inc. Common Stock                   (1,838)            446
                                                   ----------      ----------

                                                   $ (147,090)     $  278,123
                                                   ==========      ==========



4.       TAX STATUS

         The Plan obtained its latest determination letter, dated August 2, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Company believes that the Plan is currently designed and being operated in compliance with the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.       GUARANTEED INCOME FUND

         The stated interest rate for the Guaranteed Income Fund held by CIGNA was 4.8% and 5.9% as of December 31, 2000 and 1999, respectively. The average yield for the Guaranteed Income Fund held by CIGNA was 6.5% and 5.59% for the years ended December 31, 2000 and 1999, respectively.

6.       SUBSEQUENT EVENT

         Effective January 1, 2001, Pioneer Companies, Inc. Common Stock was discontinued as an investment option of the Plan due to its poor market performance and increased risk. Participants who currently hold Pioneer stock through the Plan have the option of either transferring the invested funds into another investment option or maintaining their current investment by signing an acknowledgement of risk. No additional contributions will be allowed in Pioneer's common stock.

                                     ******

KEMWATER NORTH AMERICA SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2000

                                                                           (c)
                        (b)                                    DESCRIPTION OF INVESTMENT,
                 IDENTITY OF ISSUE,                             INCLUDING MATURITY DATE,                        (e)
                 BORROWER, LESSOR,                                RATE OF INTEREST, PAR                       CURRENT
  (A)             OR SIMILAR PARTY                                   OR MARKET VALUE                           VALUE
   *     Connecticut General Life Insurance Co.  Guaranteed Income Fund                                         $ 29,356

   *     Connecticut General Life Insurance Co.  Lifetime 40 Fund                                                 70,869

   *     Connecticut General Life Insurance Co.  Lifetime 20 Fund                                                  2,825

   *     Connecticut General Life Insurance Co.  Large Company Stock Index Fund                                  198,023

   *     Connecticut General Life Insurance Co.  Fidelity Advisor Growth Opportunities Account                   179,676

   *     Connecticut General Life Insurance Co.  Founders Growth Account                                           2,907

   *     Connecticut General Life Insurance Co.  PBHG Growth Account                                               2,406

   *     Connecticut General Life Insurance Co.  Warburg Pincus Advisor Emerging Growth Account                  255,938

   *     Connecticut General Life Insurance Co.  AIM Constellation Account                                         4,683

   *     Connecticut General Life Insurance Co.  Invesco Dynamics Account                                         10,059

   *     Connecticut General Life Insurance Co.  American Century - 20th Century Ultra Account                     8,677

   *     Connecticut General Life Insurance Co.  Janus Worldwide Account                                          33,154

   *     Connecticut General Life Insurance Co.  Warburg Pincus Advisor International Equity Account                 171

   *     Connecticut General Life Insurance Co.  Janus Adviser Balanced Account                                   29,079

   *     Connecticut General Life Insurance Co.  Charter Large Company Stock - Value I Fund                        3,057

   *     Pioneer Companies, Inc.                 Pioneer Companies, Inc. Common Stock                                231

   *     Loans to participants                   Maturities up to five years with interest rates
                                                 from 7.75% to 8.5%                                                6,038
                                                                                                                --------

                                                                                                                $837,149
                                                                                                                ========



* Party-in-interest

List of Exhibits

23.1     Independent Auditor's Consent

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrators of the Plans have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                               THE PIONEER COMPANIES SAVINGS PLAN FOR SALARIED EMPLOYEES

                               THE PIONEER COMPANIES SAVINGS PLAN FOR HENDERSON BARGAINING UNIT EMPLOYEES

                               THE PIONEER COMPANIES SAVINGS PLAN FOR TACOMA BARGAINING UNIT EMPLOYEES

                               THE KEMWATER NORTH AMERICA SAVINGS PLAN

Date: July 13, 2001            By: PIONEER COMPANIES, INC.
                               EMPLOYEE BENEFITS COMMITTEE

                               By: /s/ JERRY B. BRADLEY
                                -------------------------------
                               Jerry B. Bradley
                               Chairman

                                 EXHIBIT INDEX

EXHIBIT NUMBER             DESCRIPTION
--------------             -----------
23.1                       Independent Auditor's Consent